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May 20, 2014

By EDGAR and By Hand

Mr. Larry L. Greene,

Senior Counsel,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, DC 20549.

Re:	Carlyle Select Trust Form N-1A filed March 26, 2014
(File Numbers 811-22928, 333-193138)

Dear Mr. Greene:

Please find enclosed for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), pre-effective Amendment No. 3 (the “Amendment”) to the Registration Statement of Carlyle Select Trust (the “Trust”) on Form N-1A (the “Registration Statement”). Capitalized terms used but not defined herein have the meanings ascribed thereto in the Amendment. We are also providing courtesy hard copies of the Amendment marked to reflect changes from pre-effective Amendment No. 2 to the Registration Statement as filed on March 26, 2014 (“Amendment No. 2”), and this letter, to you.

Set forth below are the Trust’s responses to the comments of the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”), which you provided by telephone on April 10, 2014, concerning Amendment No. 2. To facilitate the Staff’s review, a summary of our understanding of each of your comments has been included in this letter in bold face type and the Trust’s responses immediately follow each comment in regular type.

Larry L. Greene	-2-

Prospectus

Principal Risks of Investing in the Fund — Subsidiary Risk – Page 6

1. The Staff reiterates its comment that the board of directors of the Cayman subsidiaries of each Fund must sign the Registration Statement.

Response—In response to the Staff’s comment, the sole director of the Cayman subsidiary of each Fund has signed the Registration Statement.

Statement of Additional Information

Fundamental Investment Policies of the Funds

2. The Staff reiterates it comment that the Funds clarify Fundamental Investment Policy number 2 to indicate which industry or group of industries, if any, in which the Funds will concentrate.

Response—In response to the Staff’s comment the Trust has modified Fundamental Investment Policy number 2.

Financial Statements

3. Please confirm that the Trust will comply with the financial statement requirements applicable to Form N-1A and accordingly will include audited financial statements for the Funds prior to seeking to cause the Trust’s Registration Statement to become effective under the Securities Act.

Response—The Trust has included audited financial statements in the Amendment filed today.

Any questions or comments with respect to the Amendment or this letter may be communicated to me at (212) 558-4940 or farrarw@sullcrom.com, or Donald R. Crawshaw at (212) 558-4016 or crawshawd@sullcrom.com. Please send copies of any correspondence relating to this filing to me by facsimile at (212) 291-9052 or by email to farrarw@sullcrom.com, with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004.

Very truly yours,

/s/ William G. Farrar

Larry L. Greene	-3-

cc:	Orit Mizrachi

(Carlyle Select Trust)

Donald R. Crawshaw

(Sullivan & Cromwell LLP)